Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Geeknet, Inc.

at

$20.00 Net Per Share

by

Gadget Acquisition, Inc.

a wholly owned subsidiary of

GameStop Corp.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JULY 13, 2015, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

Gadget Acquisition, Inc., a Delaware corporation (which we refer to as the “Purchaser”) and a wholly owned subsidiary of GameStop Corp., a Delaware corporation (which we refer to as “Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Geeknet, Inc., a Delaware corporation (which we refer to as “Geeknet”), at a purchase price of $20.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 1, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Geeknet. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Geeknet (the “Merger”) as soon as practicable without a meeting of the stockholders of Geeknet in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Geeknet continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Geeknet or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares will be canceled and will cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $20.00 per Share or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Geeknet will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the HSR Condition (as described below) and (iii) the Governmental Authority Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered (excluding Shares tendered pursuant to the guaranteed delivery procedure but not yet delivered) in accordance with the terms of the Offer and not validly withdrawn on or prior to 11:59 p.m., New York City time, on July 13, 2015 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Parent and its subsidiaries, equals one Share more than one half of all Shares then outstanding. The HSR Condition requires that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), shall have expired or otherwise been terminated. Under the HSR Act, each of Parent and Geeknet filed on June 9, 2015 a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in connection with the purchase of Shares in the Offer. Early termination of the waiting period under the HSR Act was granted on June 12, 2015. The Governmental Authority Condition requires that there be no law, regulation, order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any governmental entity (other than the application of the waiting period provisions of the HSR Act to the Offer) that is in effect, and that no governmental entity shall have taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The board of directors of Geeknet has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Geeknet and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) resolved to recommend that Geeknet’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer subject to the terms and conditions in the Merger Agreement.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

If you have questions or need assistance, you should contact Georgeson Inc., the information agent for the Offer (the “Information Agent”) or Merrill Lynch, Pierce, Fenner & Smith Incorporated, the dealer manager for the Offer (the “Dealer Manager”), at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. If you require additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or other related materials, you should contact the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Dealer Manager for the Offer is:

BofA Merrill Lynch

June 15, 2015

IMPORTANT

If you wish to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Shares using the applicable Notice of Guaranteed Delivery (See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details). Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

* * * * *

The Offer is made solely by this Offer to Purchase and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by the Dealer Manager, one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent or the Dealer Manager for the purpose of the Offer.

i

--i--

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Geeknet contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Geeknet or has been taken from or is based upon publicly available documents or records of Geeknet on file with the SEC or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All issued and outstanding shares of common stock, par value $0.001 per share, of Geeknet, Inc. (the “Shares”).

Price Offered Per Share	$20.00 net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”).

Scheduled Expiration of Offer	11:59 p.m., New York City time, on July 13, 2015, unless the offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Gadget Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of GameStop Corp., a Delaware corporation.

•	Who is offering to purchase my shares?

Gadget Acquisition, Inc., or Purchaser, a wholly owned subsidiary of GameStop Corp., or Parent, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Geeknet. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to GameStop Corp. alone, the term “Purchaser” to refer to Gadget Acquisition, Inc. alone and the terms “Geeknet” and the “Company” to refer to Geeknet, Inc. alone.

•	What are the classes and amounts of securities sought in the Offer?

Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Geeknet on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Geeknet common stock.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

•	Why are you making the Offer?

Purchaser is making the Offer because we want to acquire the entire equity interest in Geeknet. If the Offer is consummated, pursuant to the Merger Agreement, Parent intends immediately thereafter to cause Purchaser to consummate the Merger (as described below). Upon consummation of the Merger (as described below), Geeknet would cease to be a publicly traded company and would become a wholly owned subsidiary of Parent.

•	How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

Purchaser is offering to pay $20.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

•	Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Geeknet have entered into the Merger Agreement, which provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Geeknet (the “Merger”). If the Minimum Condition is satisfied and we consummate the Offer, we intend to effect the Merger without any action by the stockholders of Geeknet pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

•	Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the Merger and for the payment in respect of outstanding in-the-money stock options and restricted stock units in respect of Shares (“RSU”) is approximately $140 million, plus related fees and expenses. Parent and Purchaser anticipate funding such cash requirements from Parent’s available cash.

See Section 9 — “Source and Amount of Funds.”

•	Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	we have cash on hand to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).

•	How long do I have to decide whether to tender my Shares in the Offer?

You will have until 11:59 p.m., New York City time, on July 13, 2015, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary (as described below) prior to such time, you may be able to use the guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer is referred to as the “Offer Closing,” and the date and time at which such Offer Closing occurs is referred to as the “Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

•	Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. Under the terms of the Merger Agreement, in certain circumstances, we will be required to extend the Offer beyond the initial Expiration Date, but we will not be required to extend the Offer beyond November 25, 2015 and will not, without Geeknet’s consent, extend the Offer beyond November 25, 2015 (except that such date may be extended to February 25, 2016 if the HSR Condition is the only Offer condition not yet satisfied or waived by such date). November 25, 2015, as it may be so extended as described above, is referred to as the “End Date.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, for successive periods (the length of such period to be determined by Purchaser) of not more than 20 business days each (or for such longer period as Parent, Purchaser and Geeknet may agree) if at any scheduled Expiration Date any Offer Condition has not been satisfied or waived in order to permit the satisfaction of the Offer Conditions (as defined below) and (ii) for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or the Schedule TO (as defined below). However, Purchaser is not required to, and without Geeknet’s consent may not, extend the Offer beyond the End Date. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

•	How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary and paying agent for the Offer, of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

•	What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (the “Offer Conditions”):

•	that there have been validly tendered and not validly withdrawn that number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, equals one Share more than one half of all Shares then outstanding (the “Minimum Condition”);

•	the expiration or termination of the waiting period (or any extension thereof) under the HSR Act (the “HSR Condition”);

•	that there is no law, regulation, order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any governmental entity (other than the application of the waiting period provisions of the HSR Act to the Offer) that is in effect, and that no governmental entity has taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger (the “Governmental Authority Condition”);

•	that the Merger Agreement has not been terminated in accordance with its terms;

•	the accuracy of the representations and warranties made by Geeknet in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement (as more fully described in Section 15 — “Conditions of the Offer”, the “Representations Condition”);

•	the performance or compliance of Geeknet in all material respects with all covenants and obligations required to be performed or complied with by it under the Merger Agreement (the “Covenants Condition”); and

•	that Purchaser has received a certificate of Geeknet, executed by an executive of Geeknet to the effect that the Representations Condition and the Covenants Condition have been satisfied.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

Parent and Purchaser expressly reserve the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer. However, without the consent of Geeknet, we are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) change the number of shares of Common Stock to be purchased in the Offer, (iv) amend or waive the Minimum Condition, the Termination Condition, the HSR Condition or the Governmental Authority Condition, (v) add any condition to the Offer or any term that is adverse to the holders of the Shares, (vi) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or (vii) modify, supplement or amend any other term or condition of the Offer in a manner adverse to the holders of the Shares.

See Section 15 — “Conditions of the Offer.”

•	Have any Geeknet stockholders entered into agreements with Parent or its affiliates requiring them to tender their Shares?

Yes. In connection with the execution of the Merger Agreement, Kenneth G. Langone and Eric Semler (together the “Stockholders”) entered into tender and support agreements (the “Tender and Support Agreements”) with Parent and Purchaser, pursuant to which the Stockholders have agreed to tender all Shares beneficially owned by such Stockholders in the Offer and otherwise support the transactions contemplated by the Merger Agreement. Subject to the terms and conditions of the Tender and Support Agreements, the Stockholders agree, among other things, to tender, pursuant to the Offer, Shares representing in the aggregate approximately 21% of Geeknet’s total outstanding Shares after taking into account the RSUs and the exercise of all options beneficially owned by the Stockholders, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Tender and Support Agreements. See Section 11 — “The Merger Agreement; Other Agreements” in this Offer to Purchase for a description of the Tender and Support Agreements.

•	How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, prior to the Expiration Date.

Stockholders wishing to tender Shares whose Share certificates are not immediately available, or who cannot complete the procedure for book-entry transfer on a timely basis, or who cannot deliver all other required documents to the Depositary prior to the Expiration Date, must tender their Shares according to the guaranteed delivery procedure set forth in Section 3 of this Offer to Purchase in order to participate in the Offer whereby a stockholder arranges for a broker, a bank or other fiduciary that is an eligible institution to guarantee that the missing items will be received by the Depositary within three NASDAQ Stock Market (“NASDAQ”) trading days. For the guaranteed tender to be valid, however, the Depositary must receive the missing items within that three trading-day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

•	Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may also be withdrawn at any time after August 14, 2015, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

•	How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

•	What does the Geeknet board of directors think of the Offer?

The board of directors of Geeknet (which we refer to as the “Geeknet Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Geeknet and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) resolved to recommend that Geeknet’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer subject to the terms and conditions in the Merger Agreement.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Geeknet.” We expect that a more complete description of the reasons for the Geeknet Board’s approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared by Geeknet and filed with the SEC and mailed to all Geeknet stockholders.

•	If the Offer is completed, will Geeknet continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of the DGCL, after which the Surviving Corporation (as defined below) will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded.

See Section 13 —“Certain Effects of the Offer.”

•	Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we complete the Offer, and accordingly acquire that number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, equals one Share more than one half of all Shares then outstanding, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Geeknet pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Geeknet (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, if they do not validly exercise appraisal rights under the DGCL, receive the same cash consideration, without interest and less any applicable withholding taxes, for their Shares as was payable in the Offer (the “Merger Consideration”).

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for Geeknet — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

•	What is the market value of my Shares as of a recent date?

On May 22, 2015, the trading day before the public announcement of the execution of an agreement and plan of merger with Hot Topic, Inc. pursuant to which Hot Topic, Inc. would acquire all of the outstanding shares of Geeknet’s Common Stock for $17.50 per share (the “Hot Topic Agreement”), the reported closing sales price of the Shares on NASDAQ was $7.90. On May 27, 2015, we submitted, what was determined by the Geeknet Board to be, a superior proposal under the Hot Topic Agreement, which was accepted on June 1, 2015. On June 1, 2015, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $19.78. On June 12, 2015, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on NASDAQ was $19.89. The Offer Price represents a 153% premium over the May 22, 2015 closing stock price, 1% premium over the June 1, 2015 closing stock price and a 96% premium over the average closing stock price for the 30 trading days ended June 1, 2015.

See Section 6 — “Price Range of Shares; Dividends.”

•	Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Geeknet will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any Geeknet securities (including the Shares) or set a record date therefor.

See Section 6 — “Price Range of Shares; Dividends.”

•	Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

•	What will happen to my stock options in the Offer?

Pursuant to the Merger Agreement, each stock option to purchase Shares (“Option”) that is outstanding and unexercised immediately prior to the Effective Time will vest in full and automatically be canceled and terminated as of the Effective Time in consideration for the right to receive a cash payment, without interest and less the amount of any tax withholding, equal to the product of (i) the positive difference, if any, of the Offer Price minus the exercise price per share of such Option multiplied by (ii) the number of Shares issuable upon the exercise of such Option as of immediately prior to the Effective Time. Options with an exercise price that is equal to or greater than the Offer Price will, upon the consummation of the Merger, automatically terminate and be canceled without consideration.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”

•	What will happen to my restricted stock units in the Offer?

Pursuant to the Merger Agreement, each RSU that is outstanding immediately prior to the Effective Time will fully vest and the restrictions thereon will lapse, and such RSU will be canceled and converted into the right to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of the Offer Price multiplied by the number of Shares subject to such RSU.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement —Treatment of Equity Awards.”

•	What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

•	Who should I call if I have questions about the Offer?

Questions and requests for assistance may be directed to Georgeson Inc., the Information Agent for the Offer at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact the Dealer Manager or brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. The Dealer Manager may be contacted at its address and telephone number set forth on the back cover of this Offer to Purchase.

INTRODUCTION

To the Holders of Shares of Common Stock of Geeknet, Inc.:

Gadget Acquisition, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned subsidiary of GameStop Corp., a Delaware corporation (which we refer to as “Parent”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Geeknet, Inc., a Delaware corporation (which we refer to as “Geeknet” or the “Company”), at a purchase price of $20.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of June 1, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Geeknet. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Geeknet (the “Merger”), with Geeknet continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) in the treasury of Geeknet or by Parent, Purchaser or any of Parent’s other subsidiaries, which Shares will be canceled and will cease to exist, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $20.00 per Share or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Geeknet will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Geeknet stock options and RSUs in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. However, if you do not complete and sign the Internal Revenue Service (the “IRS”) Form W-9 that is included in the Letter of Transmittal (or other applicable form), you may be subject to backup withholding on the gross proceeds payable to you. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Information Reporting and Backup Withholding.” Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether will charge any service fees or commissions in relation to the tenders of Shares pursuant to the Offer.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of (i) the Minimum Condition, (ii) the HSR Condition and (iii) the Governmental Authority Condition. The Minimum Condition requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) in accordance with the terms of the Offer and not validly withdrawn on or prior to 11:59 p.m., New York City time, on the Expiration Date, together with any Shares then owned by Parent and its subsidiaries, equals one Share more than one half of all Shares outstanding as of the Expiration Date. The HSR Condition requires that any applicable waiting period under the HSR Act, shall have expired or otherwise been terminated. Under the HSR Act, each of Parent and Geeknet filed on June 9, 2015 a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Early termination of the waiting period under the HSR Act was granted on June 12, 2015. The Governmental Authority Condition requires that there be no law, regulation, order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any governmental entity (other than the application of the waiting period provisions of the HSR Act to the Offer) that is in effect, and that no governmental entity shall have taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The Geeknet Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Geeknet and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, and (iii) resolved to recommend that Geeknet’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer subject to the terms and conditions in the Merger Agreement.

A more complete description of the Geeknet Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Geeknet (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that will be furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Background and Reasons for Geeknet’s Board Recommendation.”

Geeknet has advised Parent that, as of June 10, 2015, (i) 6,738,082 Shares were issued and outstanding, (ii) 191,988 Shares were subject to RSUs, (iii) 201,186 Shares were issuable pursuant to options to purchase Shares (“Options”), of which 168,416 Options had an exercise price that was less than the Offer Price, (iv) no restricted Shares were outstanding and (v) 31,320 Shares were available for issuance of future awards under the Company Stock Plans and 95,765 Shares were available for issuance of future options under the Employee Stock Purchase Plan (the “ESPP”). Assuming no new Shares are issued and no Options or RSUs are issued and no Options are exercised and no outstanding RSUs are settled after June 10, 2015, the Minimum Condition would be satisfied if at least 3,369,042 Shares are validly tendered and not validly withdrawn on or prior to the initial Expiration Date.

In connection with the execution of the Merger Agreement, Kenneth G. Langone and Eric Semler entered into the Tender and Support Agreements with Parent and Purchaser, pursuant to which the Stockholders have agreed to tender all Shares beneficially owned by such Stockholders in the Offer and otherwise support the transactions contemplated by the Merger Agreement. Subject to the terms and conditions of the Tender and Support Agreements, the Stockholders agree, among other things, to tender, pursuant to the Offer, Shares representing in the aggregate approximately 21% of Geeknet’s total outstanding Shares after taking into account the RSUs and the exercise of all options beneficially owned by the Stockholders, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Tender and Support Agreements.

Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time will consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation will consist of the officers of Purchaser immediately prior to the Effective Time, in each case unless Parent in its sole discretion elects prior to the Effective Time to appoint other persons to such positions.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the approval of the remaining public stockholders of Geeknet.

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Geeknet will be entitled to appraisal rights under the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer which shall occur on July 17, 2015, unless we extend the Offer. The time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Tender Condition, the HSR Condition, the Governmental Authority Condition and the other conditions described in Section 15 — “Conditions of the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, for successive periods (the length of such period to be determined by Purchaser) of not more than 20 business days each (or for such longer period as Parent, Purchaser and Geeknet may agree) if at any scheduled Expiration Date any Offer Condition has not been satisfied or waived in order to permit the satisfaction of the Offer Conditions and (ii) for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or the Schedule TO (as defined below). If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares. Purchaser will not be required to extend the Offer beyond November 25, 2015 and will not, without Geeknet’s consent, extend the Offer beyond November 25, 2015 (except that such date may be extended to February 25, 2016 if the HSR Condition is the only Offer Condition not yet satisfied or waived by such date). November 25, 2015, as it may be so extended as described above, is referred to as the “End Date.”

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer. However, without the consent of Geeknet, we are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) change the number of shares of Common Stock to be purchased in the Offer, (iv) amend or waive the Minimum Condition, the Termination Condition, the HSR Condition or the Governmental Authority Condition, (v) add any condition to the Offer or any term that is adverse to the holders of the Shares, (vi) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 under the Exchange Act or (vii) modify, supplement or amend any other term or condition of the Offer in a manner adverse to the holders of the Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.”

However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

There will not be a subsequent offering period for the Offer without Geeknet’s consent.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may extend the End Date and/or terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

As soon as practicable following the Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Geeknet pursuant to Section 251(h) of the DGCL.

Geeknet has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Geeknet and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 — “Regulatory Approvals; Certain Legal Matters.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The

Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the Offer Conditions, promptly after the Expiration Date of the Offer, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn prior to the Expiration Date of the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date. Shares may also be validly tendered by using the procedure for guaranteed delivery described below.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form prepared by us in connection with the Offer is received by the Depositary (as provided below) prior to the Expiration Date; and

•	the certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three (3) NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by facsimile to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice provided that, in the case of Shares held through DTC, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of DTC. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment), which agreement will be governed by, and construed in accordance with, the laws of the State of New York.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, and our determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint Michael P. Hogan and Robert A. Lloyd and any other designees of Purchaser acting singly as the attorneys-in-fact and proxies of the undersigned designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Geeknet’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Geeknet’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Geeknet in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, United States stockholders that do not otherwise establish an exemption should complete and return the IRS Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Foreign stockholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such stockholders should consult their tax advisors to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to 11:59 p.m., New York City time, on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after August 14, 2015, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. None of Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a general summary of certain United States federal income tax consequences of the Offer and the Merger to U.S. Holders and Non-U.S. Holders (in each case, as defined below) of Geeknet whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are exchanged for cash pursuant to the

Merger. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary Treasury regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to persons that hold Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any foreign, state or local tax consequences of the Offer or the Merger. In addition, this summary does not address United States federal taxes other than income taxes. Further, this discussion does not purport to consider all aspects of United States federal income taxation that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the United States federal income tax laws (including, for example, small business investment companies, regulated investment companies, real estate investment trusts, S corporations, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, U.S. Holders whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, holders that actually or constructively owned more than 5% of the Shares at any time during the 5-year period preceding the exchange of the Shares for cash pursuant to the Offer or the Merger, persons subject to the alternative minimum tax, stockholders holding Shares that are a part of a straddle, hedging, constructive sale or conversion transaction, and stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, or otherwise as compensation).

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder or a partnership (or any other entity treated as a partnership for United States federal income tax purposes).

If a partnership, or another entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Consequences of the Offer and the Merger to U.S. Holders.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by a non-corporate U.S. Holder is generally taxable at a reduced rate. The deductibility of capital losses is subject to certain limitations.

If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

Consequences of the Offer and the Merger to Non-U.S. Holders.

Payments received with respect to Shares that a Non-U.S. Holder exchanges for cash pursuant to the Offer or the Merger generally will be exempt from United States federal income tax, unless:

•	the gain, if any, realized upon the exchange of the Shares for cash is effectively connected with such Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), in which case (i) the Non-U.S. Holder will be subject to United States federal income tax in the same manner as if it were a U.S. Holder (except that the Non-U.S. Holder should provide an IRS Form W-8 instead of an IRS Form W-9, as described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”) and (ii) if the Non-U.S. Holder is a corporation, it may also be subject to branch profits tax on any gain realized at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty); or

•	the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the Non-U.S. Holder will be subject to United States federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares for cash (net of certain losses from United States sources recognized during such year).

Information Reporting and Backup Withholding.

A holder who exchanges Shares for cash pursuant to the Offer or the Merger is generally subject to information reporting and may be subject to backup withholding unless certain information is provided or an exemption applies. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained, provided that the required information is timely furnished to the IRS. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed above and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and changes in any laws.

6.	Price Range of Shares; Dividends.

Geeknet has advised Parent that, as of June 10, 2015, (i) 6,738,082 Shares were issued and outstanding, (ii) 191,988 Shares were subject to RSUs, (iii) 201,186 Shares were issuable pursuant to Options, of which 168,416 Options had an exercise price that was less than the Offer Price, (iv) no restricted Shares were outstanding and (v) 31,320 Shares were available for issuance of future awards under the Company Stock Plans and 95,765 Shares were available for issuance of future options under the ESPP.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the two preceding fiscal years, as reported on NASDAQ, and the quarterly cash dividends declared per share for each such quarterly period.

	High	Low	Cash Dividends Declared
Year Ended December 31, 2013
First Quarter	$17.77	$14.72	$—
Second Quarter	14.94	12.38	—
Third Quarter	17.40	13.86	—
Fourth Quarter	20.00	16.71	—
Year Ended December 31, 2014
First Quarter	$19.56	$13.54	$—
Second Quarter	15.44	12.22	—
Third Quarter	12.67	8.92	—
Fourth Quarter	10.00	7.70	—
Year Ended December 31, 2015
First Quarter	$8.45	$6.92	$—
Second Quarter (through June 12, 2015)	19.94	7.61	—

On May 22, 2015, the trading day before the public announcement of the execution of the Hot Topic Agreement, pursuant to which Hot Topic, Inc. would acquire all of the outstanding shares of Geeknet’s Common Stock for $17.50 per share, the reported closing sales price of the Shares on NASDAQ was $7.90. On May 27, 2015, we submitted, what was determined by the Geeknet Board to be, a superior proposal under the Hot Topic Agreement, which was accepted on June 1, 2015. On June 1, 2015, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $19.78. On June 12, 2015, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on NASDAQ was $19.89. The Offer Price represents a 153% premium over the May 22, 2015 closing stock price, 1% premium over the June 1, 2015 closing stock price and a 96% premium over the average closing stock price for the 30 trading days ended June 1, 2015.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Geeknet will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any Geeknet securities (including the Shares) or set a record date therefor.

7.	Certain Information Concerning Geeknet.

Except as specifically set forth herein, the information concerning Geeknet contained in this Offer to Purchase has been taken from or is based upon information furnished by Geeknet or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Geeknet’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We do not assume any responsibility for the accuracy or completeness of the information concerning Geeknet, whether furnished by Geeknet or contained in such documents and records, or for any failure by Geeknet to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Geeknet was incorporated in California in January 1995 and reincorporated in Delaware in December 1999. Geeknet’s principal executive offices are located at 11216 Waples Mill Road, Suite 103 Fairfax, Virginia 22030 and its telephone number is (877) 433-5638. The following description of Geeknet and its business has been taken from Geeknet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and is qualified in its entirety by reference to such Form 10-K.

Geeknet, through its wholly-owned subsidiary, ThinkGeek, Inc. (“ThinkGeek”), sells collectibles, apparel, gadgets, electronics, toys and other retail products for technology enthusiasts and general consumers through its ThinkGeek.com website (the “ThinkGeek website”) and certain exclusive products to Geeknet’s wholesale customers. ThinkGeek offers a broad range of unique products through its ThinkGeek website that are often not available in traditional brick-and-mortar stores. Geeknet introduces a range of new products to ThinkGeek’s audience on a regular basis. Some ThinkGeek products are custom made and developed by Geeknet’s in-house product development team (“GeekLabs”). Geeknet has several wholesale arrangements with brick-and-mortar retailers located throughout the United States and internationally, allowing Geeknet to reach a broader consumer audience and expand its brand awareness.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Geeknet is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Geeknet’s directors and officers, their remuneration, stock options granted to them, the principal holders of Geeknet’s securities, any material interests of such persons in transactions with Geeknet and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on March 26, 2015 and distributed to Geeknet’s stockholders on or about March 26, 2015. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Geeknet, that file electronically with the SEC.

8.	Certain Information Concerning Parent and Purchaser.

Parent and Purchaser. Parent is a global family of specialty retail brands that makes the most popular technologies affordable and simple. As the world’s largest multichannel video game retailer, Parent sells new and pre-owned video game hardware, physical and digital video game software, video game accessories, as well as new and pre-owned mobile and consumer electronics products and other merchandise primarily through GameStopTM, EB GamesTM and Micromania stores. As of May 2, 2015, Parent operated 6,715 stores, in the United States, Australia, Canada and Europe, which are primarily located in major shopping malls and strip centers. Parent also operates the electronic commerce websites www.gamestop.com, www.ebgames.com.au, www.ebgames.co.nz, www.gamestop.ca, www.gamestop.it, www.gamestop.ie, www.gamestop.de, www.gamestop.co.uk and www.micromania.fr. Parent’s network also includes: www.kongregate.com, a leading browser-based game site; Game InformerTM magazine, the world’s leading print and digital video game publication; and iOS and Android mobile applications. Parent also owns and operates Spring Mobile©, an authorized AT&T® reseller operating AT&T branded wireless retail stores and pre-paid wireless stores under the name Cricket WirelessTM (an AT&T brand) in the United States, as well as a certified Apple© reseller selling Apple consumer electronic products in the United States under the name Simply Mac©.

Purchaser is a Delaware corporation formed on May 28, 2015 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has minimal assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Geeknet will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Parent.

The principal executive offices of Parent and Purchaser are each located at 625 Westport Parkway, Grapevine, Texas 76051. The telephone number for both Parent and Purchaser at this location is (817) 424-2000.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement, the Tender and Support Agreements or as otherwise described in this Offer to Purchase, (i) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement, the Tender and Support Agreements or as otherwise described in this Offer to Purchase, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Geeknet (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Geeknet or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Geeknet or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

The Offer is not conditioned upon obtaining financing. Because the only consideration to be paid in the Offer and the Merger is cash, and the Offer is to purchase all issued and outstanding Shares tendered pursuant to the Offer, using Parent and Purchaser’s cash on hand, and there is no financing condition to the completion of the Offer, we believe the financial condition of Parent and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Parent and Purchaser estimate that the total amount of funds required to consummate the Offer and the Merger, to provide funding for the payment in respect of outstanding in-the-money options and RSUs is approximately $140 million, plus related fees and expenses. Parent and Purchaser anticipate funding such cash requirements with cash on hand of Parent. As of May 2, 2015, Parent had approximately $369.8 million of cash and cash equivalents.

10.	Background of the Offer; Past Contacts or Negotiations with Geeknet.

The information set forth below regarding Geeknet not involving Parent or Purchaser was provided by Geeknet, and none of Parent, Purchaser or any of their affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Parent, Purchaser or any of their affiliates or representatives participated.

Background of the Offer

The following paragraphs describe negotiations and material contacts between representatives of Parent or Purchaser (including their directors and executive officers) and representatives of Geeknet concerning the Merger Agreement. For a review of Geeknet’s additional activities, please refer to Geeknet’s Schedule 14D-9 that will be filed with the SEC and mailed to all Geeknet stockholders.

Parent regularly identifies and evaluates business opportunities as part of its ongoing strategy to enhance stockholder value, including through expansion of its global multichannel platform. As part of this process, Parent evaluated potential acquisition candidates in the collectibles category. Through this review, Parent determined that Geeknet’s business and assets would complement Parent’s business.

On November 24, 2014, Michael P. Hogan, Parent’s Executive Vice President, Strategic Business and Brand Development, contacted Kathryn K. McCarthy, Geeknet’s Chairman, President and Chief Executive Officer, to express Parent’s interest in a potential acquisition of Geeknet. No price or other financial terms were discussed at this time. Following this communication, Parent continued to evaluate a potential acquisition of Geeknet and, as part of its evaluation, delivered a due diligence request list to Geeknet.

On December 18, 2014, Parent executed a non-disclosure agreement with Geeknet in order to receive confidential information. In early 2015, Geeknet delivered a set of confidential materials to Parent. Thereafter, Parent reviewed the materials and Geeknet provided additional due diligence materials in response to Parent’s requests.

In the first week of April, Geeknet provided Parent with instructions for submitting an initial indication of interest for the acquisition of Geeknet and advised Parent that Geeknet’s legal counsel would provide a draft merger agreement to Parent.

On April 23, 2015, Parent, with the unanimous support of its board of directors, submitted a confidential, non-binding, written indication of interest, which specified a potential offer range of $12.00 to $15.00 per Share in cash, representing a 46% to 83% premium, respectively, over the April 22, 2015 closing price of Geeknet stock.

On April 28, 2015, Parent participated in a management and due diligence session with Geeknet.

On April 30, 2015, Geeknet’s legal counsel sent Parent a draft merger agreement. On May 5, 2015, Geeknet granted Parent access to an electronic data room containing business, financial and legal information regarding Geeknet. Parent continued its due diligence review.

On May 12, 2015, Geeknet sent instructions to Parent for submission of a formal acquisition proposal.

On May 14, 2015, Geeknet and Parent, together with their advisors, met to discuss Geeknet’s business and address Parent’s due diligence inquiries. Additional due diligence calls took place on May 15, 2015 and May 19, 2015.

On May 16, 2015, Parent submitted comments to the draft merger agreement received from Geeknet on April 30, 2015. Parent’s comments primarily provided for additional representations and warranties, additional covenants on Geeknet operations between signing and closing, and closing conditions tied to Geeknet’s business as of the closing.

On May 18, 2015, Parent’s board of directors met and discussed the potential acquisition of Geeknet, and unanimously resolved to submit an offer to acquire Geeknet in an all cash acquisition without any financing contingency.

On May 19, 2015, Geeknet’s legal counsel sent Parent’s legal counsel, Pepper Hamilton LLP (“Pepper Hamilton”), a revised draft merger agreement. The revisions primarily narrowed the additional representations and warranties, loosened the additional covenants on operations between signing and closing and eliminated the additional closing conditions that Parent’s included in its draft merger agreement.

On May 21, 2015, Parent submitted a non-binding, confidential bid reflecting a price per Share of $17.00 and Pepper Hamilton sent a revised draft merger agreement to Geeknet’s legal counsel. Later that day, Parent, Pepper Hamilton and Geeknet’s legal counsel held a conference call to discuss the revised draft during which each party expressed its rationale for its position on open provisions in the draft merger agreement.

On May 22, 2015, Geeknet’s legal counsel sent to Parent and to Pepper Hamilton a revised draft merger agreement and later on that same day, Pepper Hamilton, Geeknet and Geeknet’s legal counsel held a conference call. In this call, Pepper Hamilton communicated to Geeknet and its legal counsel Parent’s willingness to eliminate the additional closing conditions to which Geeknet objected. In addition, the parties discussed structuring the acquisition as a tender offer and merger. That evening, Geeknet’s legal counsel circulated a revised draft merger agreement reflecting the earlier conversation.

On May 23, 2015, Geeknet notified Parent that it was not accepting its all-cash offer of $17.00 per Share. Subsequently on May 23, 2015, Parent, through its financial advisor, SunTrust Robinson Humphrey, Inc. (“SunTrust”), sent a revised all-cash offer letter of $18.00 per Share to Geeknet together with a revised merger agreement accepting the substantive points in Geeknet’s draft merger agreement from May 22, 2015. Pepper Hamilton also sent the revised offer letter and merger agreement to Geeknet’s legal counsel. Parent did not receive any additional feedback to the increased offer sent on May 23, 2015.

On May 26, 2015, Geeknet publicly announced the transaction with Hot Topic, Inc. at $17.50 per Share and made publicly available the Hot Topic Agreement. Thereafter, on May 26, 2015, Parent, following consultation with its board and SunTrust, increased its all-cash offer from $18.00 to $20.00 per Share. Pepper Hamilton also sent a revised draft merger agreement to Geeknet’s legal counsel, which revised several of the provisions to be consistent with the Hot Topic Agreement.

On May 27, 2015, Geeknet’s legal counsel advised Parent that the Geeknet Board had determined that Parent’s bid was reasonably likely to lead to a “Superior Proposal” under the Hot Topic Agreement. In this call, Geeknet’s legal counsel requested Parent to consider a merger agreement to be sent to Parent later that evening reflecting terms selected from both the Hot Topic Agreement and the draft merger agreement most recently sent by Parent. Geeknet’s legal counsel further requested that Parent deliver an executed merger agreement providing for the $20.00 per Share acquisition price and for reimbursement by Parent of Geeknet for the Hot Topic Termination Fee (the “Hot Topic Termination Fee”) provided for in the Hot Topic Merger Agreement. Later, on May 27, 2015, Geeknet’s legal counsel sent Pepper Hamilton the Merger Agreement, which reflected the foregoing approach.

On May 29, 2015, Parent submitted the executed Merger Agreement providing for the $20.00 per Share acquisition price and for reimbursement by Parent of Geeknet for the Hot Topic Termination Fee. Parent’s transmittal provided that its offer would expire on June 2, 2015 if not accepted by Geeknet by that time.

On June 1, 2015, Geeknet accepted Parent’s offer, countersigning the Merger Agreement. Concurrently, Messrs. Langone and Semler, executed the Tender and Support Agreements.

On the morning of June 2, 2015, Parent and Geeknet issued a joint press release announcing the execution of the Merger Agreement. Also on the morning of June 2, 2015, Parent paid to Hot Topic, Inc. the Hot Topic Termination Fee in satisfaction of both Geeknet’s obligation to pay such fee to Hot Topic, Inc. and of Parent’s obligation to reimburse Geeknet for such payment.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Geeknet and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. The Merger Agreement is an exhibit to the Schedule TO filed with the SEC in connection with the Offer. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein in this section “Merger Agreement” and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer on or before June 19, 2015. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not validly withdrawn in the Offer as soon as practicable after the Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement. Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer shall occur on July 17, 2015 unless we extend the Offer.

Parent and Purchaser expressly reserve the right to waive any Offer Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that Geeknet’s prior written approval is required for Parent and Purchaser to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	change the number of shares of Common Stock to be purchased in the Offer;

•	amend or waive the Minimum Condition, the Termination Condition, the HSR Condition or the Governmental Authority Condition;

•	add, modify, supplement or amend any Offer Condition or term in a manner that is adverse to the holders of Shares; or

•	extend the Expiration Date except as required or permitted by the Merger Agreement.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer and in which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	if any Offer Condition has not been satisfied or waived, Purchaser will (and Parent will cause Purchaser to) extend the Offer for successive periods of not more than 20 business days each (or such longer period as Parent, Purchaser and Geeknet may agree), the length of each such period to be determined by Purchaser, in order to permit the satisfaction of the Offer Conditions.

•	Purchaser will, and Parent will cause Purchaser to, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer, the Schedule TO or other required ancillary documents.

However, Purchaser is not required to extend the Offer beyond the End Date and will not extend the Offer beyond the End Date without Geeknet’s consent.

Purchaser has agreed that it will terminate the Offer promptly upon any termination of the Merger Agreement.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Geeknet, and the separate existence of Purchaser will cease, and Geeknet will continue as the Surviving Corporation after the Merger. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, Parent, Purchaser and Geeknet have agreed to use reasonable best efforts to take all necessary action to cause the Merger to become effective as soon as practicable following the acceptance for payment of Shares pursuant to the Offer without a meeting of Geeknet’s stockholders in accordance with Section 251(h) of the DGCL.

The certificate of incorporation of Geeknet, as amended in accordance with the Merger Agreement, and bylaws of Purchaser immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time.

The obligations of Geeknet, Parent and Purchaser to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:

•	Purchaser must have accepted for payment, or caused to be accepted for payment, all of the Shares validly tendered and not withdrawn in the Offer; and

•	no law or order, injunction or decree (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or be applicable to the Merger by any Governmental Authority that prohibits, restrains, or makes illegal the consummation of the Merger.

Conversion of Capital Stock at the Effective Time. Shares issued and outstanding immediately prior to the Effective Time (other than Shares held by Geeknet as treasury stock or Shares held by Parent, Purchaser or any other subsidiary of Parent, which will be canceled and cease to exist without consideration or payment, and other than Shares held by a holder who exercises appraisal rights in accordance with Delaware law with respect to the Shares) will be converted at the Effective Time into the right to receive the Offer Price, without interest (the “Merger Consideration”) and subject to any withholding of taxes as required by applicable law.

Each share of Purchaser’s common stock issued and outstanding prior to the Effective Time will be converted into one fully paid share of common stock of the Surviving Corporation.

The holders of certificates or book-entry shares which immediately prior to the Effective Time represented Shares will cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, or, with respect to Shares of a holder who exercises appraisal rights in accordance with Delaware law, the rights set forth in Section 262 of the DGCL.

Treatment of Equity Awards. Pursuant to the Merger Agreement, each Option that is outstanding and unexercised immediately prior to the Effective Time will vest in full and automatically be canceled and terminated as of the Effective Time in consideration for the right to receive a cash payment, without interest and less the amount of any tax withholding, equal to the product of (i) the positive difference, if any, of the Offer Price minus the exercise price per share of such Option multiplied by (ii) the number of Shares issuable upon the exercise of such Option as of immediately prior to the Effective Time. Options with an exercise price that is equal to or greater than the Offer Price will, upon the consummation of the Merger, automatically terminate and be canceled without consideration.

Each RSU that is outstanding immediately prior to the Effective Time will fully vest and the restrictions thereon will lapse, and such RSU will be canceled and converted into the right to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of the Offer Price multiplied by the number of Shares subject to such RSU.

Employee Stock Purchase Plan. Geeknet will take all action necessary with respect to its ESPP to end the offering in progress as of June 1, 2015 in accordance with its terms and cause all options outstanding as of the end of such offering period to be exercised in accordance with the terms of the ESPP; and terminate the ESPP no later than the business day immediately preceding the Closing Date.

Representations and Warranties. This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Purchaser or Geeknet, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure letter delivered by Geeknet to Parent in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Merger Agreement, Geeknet has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	authority relative to the Merger Agreement;

•	governmental authorization;

•	required consents and approvals, and no violations of organizational documents;

•	capitalization;

•	subsidiaries;

•	financial statements, SEC filings, disclosure controls and internal controls over financial reporting;

•	absence of certain changes, including no Company Material Adverse Effect (as described below);

•	the absence of undisclosed liabilities;

•	compliance with laws and governmental authorizations;

•	the absence of litigation;

•	real property;

•	intellectual property;

•	taxes;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	environmental matters;

•	material contracts;

•	finders’ fees and expenses;

•	the opinion of its financial advisor;

•	antitakeover statutes;

•	insurance; and

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9.

Some of the representations and warranties in the Merger Agreement made by Geeknet are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any effect, change, development, occurrence or event that has a material adverse effect on the business, results of operations or financial condition of Geeknet and its Subsidiaries, taken as a whole. The definition of “Company Material Adverse Effect” excludes the following, either alone or in combination, from constituting or being taken into account in determining whether there has been a Material Adverse Effect:

(i)	changes in the financial, securities or credit markets or general economic, regulatory or political conditions in the United States or any foreign jurisdiction;

(ii)	changes or conditions generally affecting the industries, markets or geographical areas in which Geeknet operates;

(iii)	geopolitical conditions, the outbreak or escalation of hostilities, civil disobedience, acts of war, sabotage or terrorism or any escalation or worsening of the foregoing or any natural disasters (including hurricanes, tornadoes, floods or earthquakes) or pandemic;

(iv)	any failure by Geeknet and its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any period;

(v)	changes or proposed changes in law or authoritative interpretation thereof;

(vi)	changes in GAAP or authoritative interpretation thereof;

(vii)	the taking of any specific action required or permitted by, or the failure to take any specific action prohibited by the Merger Agreement;

(viii)	any change in the market price or trading volume of Geeknet’s securities or in its credit ratings;

(ix)	the negotiation, execution, delivery, announcement, pendency or performance of the Merger Agreement or the transactions contemplated thereby or the public announcement or pendency of the Merger Agreement or the transactions contemplated thereby, including the impact thereof on the relationships, contractual or otherwise, of Geeknet or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners and including any litigation arising in connection with or relating to the Merger Agreement or the transactions contemplated thereby; and

(x)	any action taken by Parent or its Affiliates;

except, in the cases of the foregoing clauses (i), (ii), (iii) or (v), to the extent any such effect, change, development or occurrence or event has a materially disproportionate effect on Geeknet and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Geeknet operates.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to Geeknet with respect to:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	authority relative to the Merger Agreement;

•	governmental authorization;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	absence of operations of Purchaser;

•	financial statements, SEC filings, disclosure controls and internal controls over financial reporting;

•	sufficient funds;

•	solvency of the Surviving Corporation;

•	no Parent Material Adverse Effect;

•	litigation;

•	no required Parent stockholder vote;

•	no ownership of securities of Geeknet;

•	finders’ fees and expenses; and

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or the ability to consummate the transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. Geeknet has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except as expressly provided by the Merger Agreement or as disclosed prior to execution of the Merger Agreement in Geeknet’s confidential disclosure letter, Geeknet shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course and, to the extent consistent with the foregoing, use its commercially reasonable efforts to (i) preserve intact its business organization and (ii) maintain generally its business relationships with its customers, lenders, suppliers and others having business relationships with it.

Geeknet has further agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except as consented to in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed), as expressly provided for by the Merger Agreement or as disclosed prior to execution of the Merger Agreement in Geeknet’s confidential disclosure letter, Geeknet will not, among other things and subject to specified exceptions (including specified ordinary course exceptions):

•	amend the certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise) of Geeknet or any of its Subsidiaries

•	split, combine or reclassify any shares of capital stock of Geeknet or any of its Subsidiaries or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of Geeknet or its Subsidiaries, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any securities of Geeknet or its Subsidiaries;

•	issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any securities of Geeknet or its Subsidiaries or amend any term of any securities of Geeknet or its Subsidiaries (in each case, whether by merger, consolidation or otherwise);

•	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses;

•	sell, license, lease or otherwise transfer, or abandon or create or incur any lien on, directly or indirectly, any of Geeknet’s or its Subsidiaries’ assets, securities, properties, interests or businesses;

•	make any loans, advances or capital contributions to, or investments, or make any capital expenditures;

•	create, incur or assume any indebtedness for borrowed money or guarantees thereof or issue or sell any debt securities;

•	enter into, terminate or materially amend or modify specified material contracts or real property leases;

•	waive any material default under, or release, settle or compromise any material claim against Geeknet or any of its Subsidiaries under any specified material contract or real property lease;

•	enter into any contract for the purchase or sale of any real property;

•	amend or modify the engagement letters of Geeknet’s financial advisors, attorneys or accountants in any manner that materially increases the fees or commissions payable by Geeknet, or otherwise increase the fees or commissions payable by Geeknet to its financial advisors, attorneys or accountants by reason of any discretionary compensation that might otherwise be awarded by Geeknet or incur or pay any fees or expenses to any of its financial advisors, attorneys or accountants other than those previously specified to Parent;

•	grant or provide any severance or termination payments or benefits to any employee, officer or director;

•	accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits to any employee, officer or director;

•	increase the compensation payable to any employee, officer or director, other than increases in base salaries or hourly base wage rates, as applicable, not in excess of 5% in the aggregate of any such individual’s base salary as in effect on the date of the Merger Agreement;

•	establish, adopt, terminate or amend any benefit plan, program, arrangement, policy or agreement;

•	hire any new employees;

•	change Geeknet’s methods of financial accounting;

•	make or change any material election with respect to taxes, amend any material tax return, or agree or settle any material claim or assessment in respect of taxes for an amount materially in excess of the amount accrued or reserved with respect thereto on Geeknet’s balance sheet or surrender any right to a refund of material taxes;

•	adopt or publicly propose a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, or resolutions providing for or authorizing such a liquidation, dissolution, restructuring, recapitalization or other; or

•	agree, resolve or commit to do any of the foregoing.

Access to Information. From and after the date of the Merger Agreement, subject to the requirements of applicable law, Geeknet has agreed to provide Parent, Purchaser, and their affiliates, officers, agents, control persons, employees, consultants, and professional advisers reasonable access during regular business hours, under direct supervision of a designated employee of Geeknet, and upon reasonable prior notice to Geeknet during the period prior to the Effective Time, to all its and its Subsidiaries’ properties, books, contracts, commitments, records, officers and employees and, during such period as Parent may from time to time reasonably request, and during such period Geeknet shall (and shall cause its Subsidiaries to) furnish promptly to Parent all other information concerning it, its Subsidiaries and each of their respective businesses, properties and personnel as Parent may reasonably request, subject to certain restrictions.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and insurance rights in favor of Geeknet’s current and former directors and officers, who we refer to as “indemnitees.” Specifically, Parent and Purchaser have agreed that all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees as provided in Geeknet’s certificate of incorporation or bylaws or under any agreement provided to Parent with respect to all matters occurring prior to or at the Effective Time will survive the Offer Closing and the Merger and will continue in full force and effect in accordance with their respective terms.

From and after the Effective Time, the Surviving Corporation has agreed to be maintained in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance covering the persons currently covered by Geeknet’s existing directors’ and officers’ liability insurance policies in an amount and scope at least as favorable as Geeknet’s policies existing on the date hereof; however, neither Parent nor the Surviving Corporation will be required to pay an aggregate annual premium for such insurance policies in excess of 300% of the annual premium paid by Geeknet for coverage for its last full fiscal year for such insurance. In lieu of the foregoing, Parent or the Surviving Corporation may purchase a six-year “tail” prepaid policy on the directors’ and officers’ liability insurance policies on terms and conditions no less favorable than the directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (with the maximum aggregate annual premium for such insurance policies for any such year not to be in excess of the maximum aggregate annual premium contemplated by the preceding sentence).

Efforts. Each of Geeknet, Parent and Purchaser has agreed to use their respective reasonable best efforts to cause the Offer and the Merger and the other transactions contemplated by the Merger Agreement to be consummated as promptly as reasonably practicable. Each of Geeknet, Parent and Purchaser agreed to file within ten business days of the Merger Agreement any required submissions under the HSR Act, and use its reasonable best efforts (i) to furnish information required in connection with such submissions under the HSR Act, (ii) to obtain early termination of the waiting period under the HSR Act, (iii) to keep the other parties reasonably informed with respect to the status of any such submissions under the HSR Act and (iv) to obtain all necessary actions or non-actions, waivers, consents, clearances and approvals from any governmental entity. In addition, Geeknet, Parent and Purchaser have agreed to cooperate with one another in promptly determining whether any filings are required to be or should be made or any consents, approvals or waivers are required to be or should be obtained from other parties to other contracts or instruments that Geeknet is a party to or related to Geeknet’s business in connection with the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement and in promptly making any such filings, furnishing information required in connection therewith and seeking to timely obtain any such consents, permits, approvals or waivers.

Geeknet, Parent and Purchaser have also agreed to: (i) promptly notify the other parties of any communication from a governmental entity and permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written communication to a governmental entity and (ii) keep the others reasonably informed of any developments, requests for meetings or discussions with any governmental entity in respect of any filings, investigation or inquiry concerning the Offer or the Merger. Geeknet, Parent and Purchaser also agreed not to participate in any meeting or discussion with any governmental entity in connection with the proposed transaction unless it consults with the other party in advance and, to the extent not prohibited by such governmental entity or by Law, gives the other party the opportunity to attend and participate where appropriate and advisable under the circumstances.

In the event that any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Offer, the Merger or any other transaction contemplated by the Merger Agreement, Geeknet and Parent have agreed to use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Employee Matters. Parent has agreed that, for a period beginning at the Effective Time and ending on December 31, 2016, it will, or it will cause the Surviving Corporation to, (i) provide each employee of Geeknet who continues as of the Effective Time to be employed by Parent, the Surviving Corporation or any subsidiary of Parent (each, a “Geeknet Employee”) with at least the same level of base salary or hourly wage rate, as the case may be, and commission, cash bonus and long-term incentive opportunities (excluding incentive equity opportunities) that were provided to the Geeknet Employee immediately prior to the Effective Time and (ii) provide the Geeknet Employee with other compensation and employee benefits (excluding equity compensation) that are no less favorable in the aggregate than those provided to the Geeknet Employee immediately prior to the Effective Time.

Geeknet Employees will receive service credit for purposes of eligibility, vesting and benefit accrual under Parent employee benefit plans that provide benefits to the Geeknet Employee following the Effective Time to the same extent as the Geeknet Employee was entitled to credit for such service under a similar Geeknet employee benefit plan prior to the Effective Time. The Merger Agreement also requires Parent to:

•	cause all pre-existing condition limitations, exclusions, and waiting periods with respect to participation and coverage requirements of Parent employee benefit plans to be waived for Geeknet Employees to the extent such waiting periods were satisfied under a comparable Geeknet employee benefit plan; and

•	recognize, or cause to be recognized, any eligible expenses incurred by Geeknet Employees under a Geeknet employee benefit plan during the portion of the plan year prior to the Effective Time to be taken into account under Parent employee benefit plans for purposes of satisfying all deductible and co-payment requirements applicable to the Geeknet Employees for the applicable plan year, as if such amounts had been paid in accordance with the applicable Parent employee benefit plan.

Parent has also agreed to, during the period beginning at the Effective Time and ending on December 31, 2016, continue to maintain, without amendment, Geeknet’s severance practices applicable to Geeknet Employees immediately prior to the Effective Time, and provide to each Geeknet Employee whose employment is terminated without “cause,” as such term is defined or concept is used for purposes of Geeknet’s severance practices, during such period (and subject to the requirements of applicable local law) with the severance benefits in accordance with Geeknet’s severance practices. For these purposes, severance benefits will be paid from the date of termination of employment to the later of (i) 180th day immediately following the Closing Date or (ii) the last day under Geeknet’s otherwise applicable severance practice. Geeknet does not have a written severance policy. However, in consideration of a release, Geeknet generally provides salary continuation payments following termination of employment based on a formula of (i) two weeks of base salary, (ii) two weeks of base salary for each year (including partial year) of employment and (iii) Geeknet-paid COBRA coverage during this severance period.

Security Holder Litigation. In the event that any litigation related to the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement is brought or threatened by any stockholder or other holder of any Geeknet securities (whether directly or on behalf of Geeknet or otherwise) against Geeknet or Parent and/or its respective directors, such party is required to promptly notify the other party of such litigation and to keep the other party reasonably informed with respect to the status thereof. Subject to the fiduciary duties of each party’s board of directors and except in any litigation or proceeding where the parties may be adverse to each other, each party agreed to give the other party the opportunity to participate, subject to a customary joint defense agreement, in (but not control) the defense or settlement of any transaction-related litigation, and agreed not to settle, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with such transaction-related litigation, without the prior written consent of the other party (which shall not be unreasonably withheld, delayed or conditioned).

Hot Topic Termination Fee. In connection with the termination of the Hot Topic Agreement in favor of Parent’s superior proposal, Parent agreed to reimburse Geeknet for the full amount of the termination fee due to Hot Topic, Inc. upon termination of the Hot Topic Agreement.

No Solicitation. Geeknet agreed to immediately upon execution of the Merger Agreement cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons that may have been ongoing as of the execution of the Merger Agreement with respect to an Acquisition Proposal (as defined below) or potential Acquisition Proposal and, except as described below, until the earlier of the Effective Time or the valid termination of the Merger Agreement, Geeknet agreed not to, and to cause its directors, officers and employees not to and to direct and use its reasonable best efforts to cause its other representatives not to, directly or indirectly:

(i)	solicit, initiate, or knowingly encourage, or take any other action designed to facilitate, any inquiry or the making or submission of any inquiries, proposals, indications of interest or offers that constitute or would reasonably be expected to lead to any Acquisition Proposal;

(ii)	approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to an Acquisition Proposal;

(iii)	enter into, continue or otherwise participate in any discussions or negotiations regarding any Acquisition Proposal; or

(iv)	agree to do any of the foregoing.

Notwithstanding the above limitations, if Geeknet receives prior to the Acceptance Time a bona fide written Acquisition Proposal that did not result from a material breach of the non-solicitation provisions of the Merger Agreement which the Geeknet Board determines in good faith after consultation with Geeknet’s outside legal and financial advisors constitutes or could reasonably be expected to result in a Superior Proposal and that the failure to take such action (as described below) would be reasonably likely to constitute a breach of its fiduciary duties under applicable law, Geeknet may take the following actions:

(x)	furnish information to the third party making such Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement (as defined below) (provided, that substantially concurrently Geeknet makes available any nonpublic information to Parent to the extent such information was not previously made available to Parent and that Geeknet takes reasonable steps to safeguard any commercially sensitive non-public information) and

(y)	engage in discussions or negotiations with the third party regarding such Acquisition Proposal.

In the case of each of clauses (x) and (y) above, prior to so furnishing such information, Geeknet must receive from the third party an executed confidentiality with terms no less favorable to Geeknet in any respect than the confidentiality agreement between Geeknet and Parent (an “Acceptable Confidentiality Agreement”). In addition, prior to or concurrently with Geeknet taking such actions as described in clauses (x) and (y) above, Geeknet is required to provide written notice to Parent of the required determination of the Geeknet Board as described above, together with the identity of the person or group making such Acquisition Proposal.

Geeknet is required to notify Parent promptly (but in any event within 24 hours) of the receipt of any proposal or offer that constitutes or would reasonably be expected to lead to any Acquisition Proposal, and provide to Parent the material terms and conditions thereof, and thereafter keep Parent reasonably informed on a prompt basis of material changes to the status and material terms thereof. Geeknet is required to promptly (and, in any event, within 24 hours) provide Parent with copies of all written requests, proposals or offers, including proposed agreements, and oral summaries of any proposals or offers, received by Geeknet or that Geeknet delivers to any person making an Acquisition Proposal.

“Acquisition Proposal” means any proposal, indication of interest or offer from any Person relating to:

•	any direct or indirect acquisition or purchase of the business or assets (including equity interests in Subsidiaries) of Geeknet or any of its Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of Geeknet;

•	any issuance, sale or other disposition, directly or indirectly, to any person of securities representing 20% or more of the total voting power of Geeknet;

•	any tender offer or exchange offer that if consummated would result in any person, directly or indirectly, beneficially owning 20% or more of any class of equity securities of Geeknet;

•	any merger, consolidation, amalgamation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, or similar transaction involving Geeknet or any of its Subsidiaries that would result in any person, directly or indirectly, beneficially owning 20% or more of any class of equity securities of Geeknet; or

•	any combination of the foregoing.

“Superior Proposal” means any bona fide written Acquisition Proposal from any person (other than Parent and its Subsidiaries or Affiliates) (with all references to “20% or more” in the definition of Acquisition Proposal being deemed to reference “50% or more”) which the Geeknet Board has, after consultation with Geeknet’s outside financial advisors and outside legal counsel, determined in its good faith judgment would, if consummated, result in a transaction more favorable to its stockholders from a financial point of view than the transactions contemplated by the Merger Agreement after taking into account the likelihood and timing of consummation (as compared to the transactions contemplated hereby) and such other matters that the Geeknet Board deems relevant, including legal, financial (including the financing terms of any such Acquisition Proposal), regulatory and other aspects of such Acquisition Proposal.

Nothing in the Merger Agreement will prohibit Geeknet or the Geeknet Board from taking and disclosing to Geeknet’s stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act if, in the judgment of the Geeknet Board (after consultation with outside legal counsel), failure to do so would be reasonably likely to be inconsistent with the exercise of its fiduciary duties under applicable law, or otherwise violate its obligations under applicable law. However, Geeknet will not be permitted to effect an Adverse Recommendation Change (as defined below) without complying with its obligations described in “— Changes of Recommendation” below.

Changes of Recommendation. As described above, and subject to the provisions described below, the Geeknet Board has determined to recommend that the stockholders of Geeknet accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Geeknet Board recommendation.” The Geeknet Board also agreed to include the Geeknet Board recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, neither the Geeknet Board nor any committee thereof may:

(i)	withhold or withdraw (or modify in a manner adverse to Parent or Purchaser), or publicly propose to withhold or withdraw (or modify in a manner adverse to Parent or Purchaser), the Geeknet Board recommendation or the findings or conclusions of the Geeknet Board referred to in the Merger Agreement;

(ii)	approve, recommend or otherwise declare to be advisable, or publicly propose to approve, recommend or determine to be advisable, any Acquisition Proposal;

(iii)	following the date any Acquisition Proposal is first made public or the commencement of any tender offer or exchange offer that constitutes an Acquisition Proposal, fail to reject or recommend against any such Acquisition Proposal, tender offer or exchange offer within ten business days after Parent requests a reaffirmation of the Geeknet Board recommendation; or

(iv)	fail to include the Geeknet Board recommendation in the Schedule 14D-9 when disseminated to Geeknet’s stockholders (any action described in the foregoing paragraphs (i) through (iv) is referred to as an “Adverse Recommendation Change”).

However, at any time prior to the Acceptance Time, the Geeknet Board may, subject to compliance with other provisions summarized under “— No Solicitation” and “— Changes of Recommendation” above, effect an Adverse Recommendation Change in response to a Superior Proposal. However, such action may only be taken if:

(i)	the Geeknet Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be reasonably likely to constitute a breach of its fiduciary duties under applicable law;

(ii)	in the case of a Superior Proposal, the Geeknet Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the applicable Acquisition Proposal constitutes a Superior Proposal and that it intends to accept or recommend such Superior Proposal;

(iii)	Geeknet has provided prior written notice to Parent, at least three business days prior to taking the applicable action referred to above of its intent to take such action and specifying the reasons therefor (a “Notice of Intended Recommendation Change”); and

(iv)	Geeknet has complied with the following additional covenants:

•	if such Adverse Recommendation Change is being made with respect to a Superior Proposal:

•	if desired by Parent, after providing any such Notice of Intended Recommendation Change, Geeknet is required to, and is required to cause its directors, officers and employees to and is required to direct and use its reasonable best efforts to cause its other representatives to, negotiate with Parent in good faith during the 72-hour period following the notice regarding any proposal by Parent to amend the terms and conditions of the Merger Agreement and the other agreements contemplated thereby and at the end of such 72-hour period (as it may be extended pursuant to the following proviso) the Geeknet Board again makes the determinations described in paragraphs (i) and (ii) above with respect to such Superior Proposal; and

•	in the event that there is any material amendment to the terms of any such Superior Proposal (including any revision in the amount, form or mix of consideration Geeknet’s stockholders would receive as a result of the Superior Proposal), Geeknet is required to notify Parent of such material revision and the negotiating period referred to above will be extended until at least 48 hours after the time Geeknet provides such notification to Parent of any such material revision and the Geeknet Board will not be allowed to make an Adverse Recommendation Change prior to the end of any such period as so extended.

Termination. The Merger Agreement may be terminated as follows:

•	by mutual written consent of Parent and Geeknet;

•

by either Geeknet or Parent, if the Acceptance Time has not occurred on or before November 25, 2015 (such date, as it may be extended pursuant to the Merger Agreement, the “End Date”); provided, however, that (i) this termination right will not be available to any party whose failure to fulfill in any material respect any covenants and agreements of such party under the Merger Agreement has resulted in the failure of the Acceptance Time to occur on or before the End Date; and provided, further, that in the event that the Acceptance Time would have occurred by the End Date but for the failure to satisfy the HSR Condition, then Geeknet or Parent may extend the End Date to a date no later than February 25, 2016 (an “End Date Termination”);

•	by either Geeknet or Parent, if any court of competent jurisdiction or other governmental entity has issued an order, injunction or decree, or taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger and such order, injunction, decree or other action that has become final and non-appealable; provided, that this termination right is not available to any party whose failure to perform in any material respect any covenants and agreements of such party under the Merger Agreement has primarily caused such order, injunction, decree or action;

•	by either Geeknet or Parent, if any law has been promulgated, entered, enacted or issued or be applicable to the Merger or the Offer by any governmental entity that prohibits, prevents or makes illegal consummation of the Offer or the Merger, and such law shall be final and non-appealable;

•	by Parent, at any time prior to the Acceptance Time, in the event that any of an Adverse Recommendation Change (an “Adverse Recommendation Termination”);

•	by Parent, at any time prior to the Acceptance Time, if there has been a material breach of any of Geeknet’s representations or warranties or Geeknet has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of certain Offer Conditions relating to Geeknet’s representations, warranties and covenants, and (ii) (A) is not capable of being cured prior to the End Date or (B) is not (1) cured within 30 days following Parent’s delivery of written notice to Geeknet of such breach or failure to perform or, (2) if such breach or failure is capable of being cured, but cannot be so cured within the 30-day cure period, cured by the second business day prior to the End Date; provided that Parent cannot exercise this termination right if Parent or Purchaser is then in material breach of any of its representations, warranties, covenants or agreements (a “Geeknet Breach Termination”);

•	by Geeknet, at any time prior to the Acceptance Time, if there has been a material breach of any of Parent’s or Purchaser’s representations or warranties or Parent or Purchaser has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) would reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of Parent or Purchaser to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger), and (ii) (A) is not capable of being cured prior to the End Date or (B) is not (1) cured within 30 days following Geeknet’s delivery of written notice to Parent of such breach or failure to perform or, (2) if such breach or failure is capable of being cured, but cannot be so cured within the 30-day cure period, cured by the second business day prior to the End Date; provided that Geeknet cannot exercise this termination right if Geeknet is then in material breach of any of its representations, warranties, covenants or agreements such that Parent has the right to terminate this Agreement pursuant to the foregoing paragraph (a “Parent Breach Termination”); or

•	by Geeknet, at any time prior to the Acceptance Time, if the Geeknet Board is permitted to make an Adverse Recommendation Change in response to a Superior Proposal in accordance with the terms of the Merger Agreement, in order to enter into an Acquisition Agreement providing for such Superior Proposal immediately following or concurrently with such termination; provided, however, that concurrent payment of the Geeknet Termination Fee (described below) is a condition to the right of Geeknet to exercise this termination right (a “Superior Proposal Termination”).

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect without liability on the part of any party (or any directors, officers, stockholders, employees, agents, consultants or representatives) to the other party, except that (i) certain specified provisions of the Merger Agreement will survive, including those described in “— Geeknet Termination Fee” below, and (ii) nothing in the Merger Agreement (including the payment of the Geeknet Termination Fee) will relieve any party of liability for fraud or any “willful breach” of any representations, warranties, covenants or agreements set forth in the Merger Agreement prior to such termination. Willful breach is defined in the Merger Agreement to mean a material breach that is a consequence of an act undertaken or a failure to take an act by the breaching party with the knowledge that the taking of such act or the failure to take such act would, or would reasonably be expected to, cause a material breach of the Merger Agreement.

Geeknet Termination Fee. Geeknet has agreed to pay Parent a termination fee of $3,661,461 in cash (the “Geeknet Termination Fee”) if:

•	(i) after the date of the Merger Agreement, an Acquisition Proposal shall have become publicly known and not withdrawn, (ii) thereafter, the Merger Agreement is terminated by Parent or Geeknet pursuant to an End Date Termination, and (iii) within twelve months of such termination, Geeknet enters into any acquisition agreement, merger agreement or other definitive agreement that provides for any Acquisition Proposal, or any Acquisition Proposal is consummated. However, for purposes of determining if the Geeknet Termination Fee is payable, the term “Acquisition Proposal” has the meaning described in “— No Solicitation” above, except that all references to “20%” are deemed to be references to “50%”;

•	if this Agreement is terminated by Geeknet or Parent pursuant to an Adverse Recommendation Termination; or

•	if this Agreement is terminated by Geeknet pursuant to a Superior Proposal Termination.

In the event Parent receives the Geeknet Termination Fee, such receipt will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent or any of its affiliates in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, and neither Parent nor any of its affiliates will be entitled to bring or maintain any other legal proceeding against Geeknet or any of its affiliates arising out of the Merger Agreement, any of the transactions contemplated by the Merger Agreement or any matters forming the basis for such termination, subject to the provisions regarding fraud or “willful breach” described in “— Effect of Termination” above. In no event will Geeknet be required to pay the Geeknet Termination Fee on more than one occasion.

Specific Performance. The parties have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties further agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in addition to any other remedy to which they are entitled at law or in equity.

Expenses. All costs and expenses incurred by the parties in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Tender and Support Agreement

In connection with entering into the Merger Agreement, Parent and entered into, in each case dated as of June 1, 2015, Tender and Support Agreements with each of Kenneth G. Langone and Eric Semler (together, the “Stockholders”), both of whom collectively own approximately 21% of the outstanding Shares after taking into account the RSUs and the exercise of all options beneficially owned by the Stockholders.

Pursuant to the Tender and Support Agreements, each Stockholder has agreed to tender in the Offer all Shares (including any and all Shares acquired by such Stockholder upon the exercise of options to purchase Shares after the date of the Tender and Support Agreements) beneficially owned by such Stockholder. In addition, the

Stockholders have agreed that, during the time the Tender and Support Agreements are in effect, at any meeting of Geeknet stockholders, or any adjournment or postponement thereof, such Stockholder will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Shares:

•	in favor of (x) the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement and (y) the approval of any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes for the adoption and approval of the Merger Agreement and the transactions contemplated thereby on the date on which such meeting is held;

•	against (x) any action or agreement that would reasonably be expected to in any material respect impede, interfere with or prevent the Offer or the Merger, including, but not limited to, any reorganization, recapitalization or liquidation involving Geeknet or any Subsidiary of Geeknet, (y) any Acquisition Proposal and any action in furtherance of any Acquisition Proposal and (z) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Stockholder under the applicable Tender and Support Agreement; and/or

•	in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement that is considered at any such meeting of Geeknet’s stockholders.

Each Stockholder also granted Parent an irrevocable proxy with respect to the foregoing.

The Stockholders further agreed to certain restrictions with respect to their Shares (and any outstanding options to purchase Shares), including restrictions on transfer.

The Tender and Support Agreements will terminate with respect to a particular Stockholder upon the earlier to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) any change to the terms of the Offer or the Merger without the prior written consent of Stockholder that (i) reduces the Offer Price or the Merger Consideration (subject to adjustments in compliance with Section 2.08 of the Merger Agreement) or (ii) changes the form of consideration payable in the Offer or the Merger; (d) the termination of the Offer or the Expiration Date shall have occurred, in each case, without acceptance for payment of the Shares pursuant to the Offer, or (e) the mutual written consent of Parent and such Stockholder.

The foregoing description of the Tender and Support Agreements do not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreements which are filed as Exhibits (d)(2) and (d)(3) of the Schedule TO.

Confidentiality Agreement

On December 18, 2014, Geeknet and Parent entered into a Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which, Parent and its affiliates agreed, subject to certain limitations, to keep confidential certain non-public information about the other party in connection with the consideration of a possible transaction between Parent and Geeknet. The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(4) hereto and is incorporated herein by reference.

12.	Purpose of the Offer; Plans for Geeknet.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Geeknet. The Offer, as the first step in the acquisition of Geeknet, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Geeknet or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Geeknet. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Geeknet.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public stockholders of Geeknet before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the remaining public stockholders of Geeknet in accordance with Section 251(h) of the DGCL.

Plans for Geeknet. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Geeknet and the Geeknet Board shortly thereafter. Parent and Purchaser are conducting a detailed review of Geeknet and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Parent and Purchaser will continue to evaluate the business and operations of Geeknet during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Geeknet’s business, operations, capitalization and management with a view to optimizing development of Geeknet’s potential in conjunction with Geeknet’s and Parent’s existing businesses. We expect that all aspects of Geeknet’s business will be integrated into Parent where synergies exist. In addition, we expect that Geeknet’s financing, legal, administrative and other functions will be consolidated with Parent’s and that it will become a party to our credit facility. However, plans may change based on further analysis including changes in Geeknet’s business, corporate structure, charter, bylaws, capitalization, board of directors and management.

At the Effective Time, (a) the certificate of incorporation of Geeknet will be amended and restated in its entirety as set forth in Exhibit A to the Merger Agreement, and such amended and restated certificate of incorporation will become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation and (b) the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will become the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws, except the references to Purchaser’s name shall be replaced by references to “Geeknet, Inc.” At the Effective Time, (a) the members of the board of directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation and (b) the officers of Purchaser immediately prior to the Effective Time will become the initial officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected, appointed or qualified.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer, Plans for Geeknet,” and Section 13 — “Certain Effects of the Offer,” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Geeknet (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Geeknet, (iii) any material change in Geeknet’s capitalization, indebtedness or dividend policy, or (iv) any other material change in Geeknet’s corporate structure or business.

To the best knowledge of Purchaser and Parent, except for certain pre-existing agreements to be described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Geeknet, on the one hand, and Parent, Purchaser or Geeknet, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Geeknet entering into any such agreement, arrangement or understanding.

It is possible that certain members of Geeknet’s current management team will enter into new employment arrangements with Geeknet after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as promptly as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Closing), the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Purchaser. NASDAQ requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, we intend and will cause Geeknet to delist the Shares from NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Geeknet to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Geeknet to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Geeknet, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Geeknet and persons holding “restricted securities” of Geeknet to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Geeknet to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Geeknet will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any Geeknet securities (including the Shares) or set a record date therefor.

15.	Conditions of the Offer.

Notwithstanding any other provisions of the Offer and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, neither Parent nor Purchaser is required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not validly withdrawn, if:

(a) there have not been validly tendered and not validly withdrawn that number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, would represent one Share more than one half of all Shares then outstanding;

(b) the Merger Agreement has been terminated in accordance with its terms; or

(c) any of the following events exist:

(i)	the waiting period (or any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall not have expired or been terminated;

(ii)	any law, regulation, order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by any governmental entity (other than the application of the waiting period provisions of the HSR Act to the Offer) that is in effect, and that any governmental entity shall have taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger;

(iii)	(A) any representation or warranty of Geeknet contained in this Agreement that is qualified by Company Material Adverse Effect shall not be true and correct, in each case at and as of the Expiration Date as if made at and as of the Expiration Date (except to the extent any such representation or warranty by its terms addresses matters only at and as of another specified time, in which case, at and as of such time), (B) the representations and warranties of Geeknet contained in Section 4.05 (Capitalization) shall not be true and correct, in each case at and as of the Expiration Date as if made at and as of the Expiration Date (except to the extent any such representations and warranties by their terms address matters only at and as of another specified time, in which case only at and as of such time), and (C) the other representations and warranties of Geeknet contained in this Agreement shall not be true and correct, in each case at and as of the Expiration Date as if made at and as of the Expiration Date (except to the extent any such representations and warranties by their terms address matters only as of another specified time, in which case only at and as of such time), except, in the case of this clause (C), where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(iv)	Geeknet has failed to perform or comply with in any material respect all of its covenants and obligations hereunder required to be performed by it at or prior to the Expiration Date; and

(v)	Purchaser has failed to receive a certificate of Geeknet, executed by its chief executive officer or the chief financial officer, dated as of the Expiration Date, to the effect that the conditions set forth in paragraphs (c)(iii) and (c)(iv) above have been satisfied.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions, other than the Minimum Condition and the Termination Condition, are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Purchaser in writing in whole or in part at any time and from time to time in their sole and absolute discretion, in each case subject to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. However, under the terms of the Merger Agreement, without the consent of Geeknet, we are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) change the number of shares of Common Stock to be purchased in the Offer, (iv) amend or waive the Minimum Condition, the Termination Condition, the HSR Condition or the Governmental Authority Condition, (v) add any condition to the Offer or any term that is adverse to the holders of the Shares, (vi) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 under the Exchange Act or (vii) modify, supplement or amend any other term or condition of the Offer in a manner adverse to the holders of the Shares.

16.	Regulatory Approvals; Certain Legal Matters.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Geeknet with the SEC and other information concerning Geeknet, we are not aware of any governmental license or regulatory permit that appears to be material to Geeknet’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Geeknet’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated by the FTC, certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Each of Parent and Geeknet filed on June 9, 2015 a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Early termination of the waiting period under the HSR Act was granted on June 12, 2015. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division may scrutinize the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Geeknet. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Geeknet, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 15 — “Conditions of the Offer.”

State Takeover Laws. Geeknet is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Geeknet Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

Geeknet, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Geeknet (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger and (3) at the time that the board of directors of the company to be acquired approves the merger, no other party to the merger agreement is an interested stockholder under the DGCL. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Geeknet will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Geeknet. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Geeknet will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Geeknet in accordance with Section 251(h) of the DGCL.

Legal Proceedings. On June 10, 2015, members of the Geeknet Board, Purchaser and Parent were named as defendants in an alleged class action lawsuit brought by a purported Company stockholder challenging the proposed transaction, which was filed in the Court of Chancery of the State of Delaware Court, and captioned Prodosh Aich v. Kathryn K. McCarthy, et al. (the “Aich Action”). The Aich Action purports to be brought individually and as a class action on behalf of the Company’s stockholders and generally alleges that, among other things, (i) each member of the Geeknet Board breached his or her fiduciary duties in connection with the transactions contemplated by the Merger Agreement, (ii) Purchaser and Parent allegedly aided and abetted such alleged breaches and (iii) such alleged breaches are that the proposed price payable to plaintiff and the class in the Transaction and the sales process are unfair and inadequate. The Aich Action seeks, among other relief, to enjoin the defendants from consummating the transactions contemplated by the Merger Agreement, rescission or rescissory damages to the extent such transactions are consummated and attorneys’ fees and costs. The foregoing summary is qualified in its entirety by reference to the complaint filed as Exhibit (a)(5)(A) to the Schedule TO.

17.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Geeknet a written demand for appraisal of Shares held, which demand must reasonably inform Geeknet of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL will be included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as Dealer Manager in connection with the Offer, for which services it will receive customary fees. Parent has agreed to indemnify Merrill Lynch, Pierce, Fenner & Smith Incorporated and related parties for certain liabilities and other items, including liabilities under the federal securities laws, arising out of or related to the engagement.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates have provided, and may in the future provide, various investment banking and other services to us for which they have received, or we expect they will receive, customary compensation from us.

In the ordinary course, Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates and employees may trade securities of Parent or its affiliates and Geeknet and its affiliates, for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Parent and certain of its affiliates. As a result, Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates at any time may own certain of securities of Parent and/or Geeknet, including the Shares, or their affiliates. In addition, the Dealer Manager and its affiliates may tender Shares into the Offer for their own account.

Parent has retained Georgeson Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the depositary and paying agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Information Agent and the Dealer Manager) in connection with the solicitation of tenders of

Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Merrill Lynch, Pierce, Fenner & Smith Incorporated or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, the Information Agent or the Dealer Manager for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Geeknet has advised Purchaser that it will file no later than June 15, 2015 with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Geeknet Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Geeknet” above.

Gadget Acquisition, Inc.

June 15, 2015

SCHEDULE I — INFORMATION RELATING TO PARENT AND PURCHASER

Parent

The following table sets forth the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Parent as of the Offer date. The current business address of each person is c/o GameStop Corp., 625 Westport Parkway, Grapevine, Texas 76051 and the business telephone number is (817) 424-2000.

Name	Position with Purchaser	Age	Citizenship
Daniel A. DeMatteo	Executive Chairman and Director	67	United States
J. Paul Raines	Chief Executive Officer and Director	51	United States
Tony D. Bartel	Chief Operating Officer	51	United States
Robert A. Lloyd	Executive Vice President and Chief Financial Officer	53	United States
Michael K. Mauler	Executive Vice President and President, GameStop International	54	United States
Michael P. Hogan	Executive Vice President, Strategic Business and Brand Development	56	United States
Michael T. Buskey	Executive Vice President and President, U.S. Stores	66	United States
Jerome L. Davis	Director	60	United States
R. Richard Fontaine	Director	73	United States
Thomas N. Kelly Jr.	Director	68	United States
Shane S. Kim	Director	52	United States
Steven R. Koonin	Director	58	United States
Stephanie M. Shern	Director	67	United States
Gerald R. Szczepanski	Director	67	United States
Kathy P. Vrabeck	Director	52	United States
Lawrence S. Zilavy	Director	64	United States

Daniel A. DeMatteo is a Director and Executive Chairman of Parent, a position he has held since June 2010. He served as the Chief Executive Officer from August 2008 to June 2010. He served as Vice Chairman and Chief Operating Officer from March 2005 to August 2008. Prior to March 2005, Mr. DeMatteo served as President and Chief Operating Officer of Parent or its predecessor companies since November 1996. He has served on its Board since 2002 and has been an executive officer in the video game industry since 1988.

J. Paul Raines is a Director and is Chief Executive Officer of Parent. Prior to being named CEO in June 2010, he served as Chief Operating Officer, a position he held since joining Parent in September 2008. Prior to joining Parent, Mr. Raines spent eight years with The Home Depot, a home improvement retailer, in various management positions in retail operations, including as Executive Vice President of U.S. Stores and President of the Southern Division. Prior to The Home Depot, he spent four years in global sourcing for L.L. Bean, a privately-held outdoor apparel and equipment retailer.

Tony D. Bartel is Chief Operating Officer of Parent, a role he has held since January 2015. He served as President from 2010 to 2015 and Executive Vice President of Merchandising and Marketing from 2007 to 2010. Prior to that, Mr. Bartel was the Senior Vice President of International Finance, a role he held since joining Parent in 2005.

Robert A. Lloyd is Executive Vice President and Chief Financial Officer of Parent, a role he has held since 2010. Mr. Lloyd also served as of Parent’s Chief Accounting Officer, a position he held from 2005 to 2010. Prior to that, Mr. Lloyd was the Vice President - Finance of Parent or its predecessor companies from 2000 and was the Controller of Parent’s predecessor companies from 1996 to 2000.

Michael K. Mauler is Executive Vice President and President of GameStop International, a role he has held since 2010. Mr. Mauler was formerly Parent’s Senior Vice President of Supply Chain and International Support, a position he held since 2005.

Michael P. Hogan is the Executive Vice President of Strategic Business and Brand Development of Parent, a role he has held since 2012. He joined Parent in 2008 as Senior Vice President and Chief Marketing Officer. Previously, Mr. Hogan served as a Principal with Strategic Frameworking, a strategic consulting firm.

Michael T. Buskey is the Executive Vice President and President of U.S. Stores of Parent, a role he has held since January 2015. He joined Parent in 2010 as Senior Vice President of Human Resources. Previously, Mr. Buskey served as Senior Vice President of Human Resources for The Home Depot, a home improvement retailer with a business address of 2455 Paces Ferry Road, Atlanta, Georgia 30339.

Jerome L. Davis is a Director and Chair of the Nominating and Corporate Governance Committee of Parent. Mr. Davis has served as a Director since October 2005. Mr. Davis is Executive Vice President & Chief Revenue Officer for Metropolitan Washington Airports Authority located at 1 Aviation Circle, Washington, D.C. 20001. Mr. Davis was President of Jerome L. Davis & Associates, LLC, a consulting firm focusing on executive coaching and leadership development located at 15304 Linn Park Terrace, Lakewood Ranch, Florida 34202, from 2006 until August 2014. He previously served as Corporate Vice President of Food and Retail for Waste Management, Inc., the leading provider of integrated environmental solutions in North America located at 1001 Fannin Street, Suite 4000, Houston, Texas 77002, from January 2010 to June 2012. Mr. Davis was Global Vice President, Service Excellence for Electronic Data Systems, a business and technology services company, from July 2003 until October 2005. From May 2001 to July 2003, he served in various capacities at Electronic Data Systems, including Chief Client Executive Officer and President, Americas for Business Process Management.

R. Richard Fontaine is a Director of Parent. He served as Chairman International from June 2010 until March 2013 and as Executive Chairman of the Board of Parent from August 2008 until June 2010. Mr. Fontaine was Chairman of the Board and Chief Executive Officer from Parent’s predecessor company’s initial public offering in February 2002 until August 2008. In addition, Mr. Fontaine served as Chief Executive Officer of Parent’s predecessor companies from November 1996 to February 2002. He has been an executive officer or director in the video game industry since 1988.

Thomas N. Kelly Jr. is a Director and a member of the Compensation Committee of Parent. He has served as a Director of Parent since July 2012. Mr. Kelly served as Executive Vice President, Transition Integration of Sprint Nextel Corp., a global communications company (“Sprint Nextel”), from December 2005 until his retirement in April 2006. He served as the Chief Strategy Officer of Sprint Nextel from August 2005 until December 2005. He served as the Executive Vice President and Chief Operating Officer of Nextel Communications, Inc., a global communications company (“Nextel”), which became Sprint Nextel, from February 2003 until August 2005, and as Executive Vice President and Chief Marketing Officer of Nextel from 1996 until February 2003.

Shane S. Kim is a Director and a member of the Compensation Committee of Parent. He has served as a Director of Parent since July 2011. Mr. Kim worked for Microsoft Corporation (“Microsoft”), leading provider of software and technology solutions, for almost 20 years, retiring in January 2010. For the last 15 years at Microsoft, Mr. Kim was with Microsoft’s Interactive Entertainment Business division, most recently as its Corporate Vice President of Strategy and Business Development. Before that, Mr. Kim was the Corporate Vice President of Microsoft Game Studios, where he oversaw a team of approximately 1,000 programmers, designers, artists and producers developing a broad range of Xbox 360 and Windows titles. Since retiring from Microsoft in January 2010, Mr. Kim has been an independent adviser to companies in the interactive entertainment and digital media industries.

Steven R. Koonin is a Director and is a member of the Nominating and Corporate Governance Committee of Parent. He has served as a Director of Parent since June 2007. Mr. Koonin is the CEO of the National

Basketball Association’s Atlanta Hawks located at Centennial Tower, 101 Marietta St. NW, Suite 1900, Atlanta, Georgia 30303, a position he has held since April of 2014. He is formerly the President of Turner Entertainment Networks (“Turner”) located at 1050 Techwood Dr. NW, Atlanta, Georgia 30318, which includes TNT, TBS, truTV and Turner Classic Movies. Mr. Koonin joined Turner Broadcasting System in 2000 and was promoted to President of Turner in 2006.

Stephanie M. Shern is a Director and Chair of the Audit Committee of Parent and has served in these capacities since 2002. Mrs. Shern is also Parent’s lead independent director. From 1995 until 2001, Mrs. Shern was the Vice Chair and Global Director of Retail and Consumer Products for Ernst & Young LLP (“Ernst & Young”), a professional services organization, and a member of Ernst & Young’s Management Committee. Mrs. Shern became a Partner at Ernst & Young in 1981 and was with that firm for over 30 years.

Gerald R. Szczepanski is a Director and has served as a Director for Parent and its predecessor companies since 2002. Mr. Szczepanski is Chair of the Compensation Committee of Parent. Mr. Szczepanski is currently retired. Mr. Szczepanski was the co-founder, and, from 1994 to 2005, the Chairman and Chief Executive Officer of Gadzooks, Inc., a publicly traded specialty retailer of casual clothing and accessories for teenagers.

Kathy P. Vrabeck is a Director and a member of the Audit Committee of Parent. She has served as a Director of Parent since June 2012. She is currently a Partner at Heidrick & Struggles International, Inc. (“Heidrick & Struggles”), an executive search firm, where she serves as both Global Sector Leader in their Media, Entertainment and Digital practice and partner-in-charge of the Los Angeles office located at 11100 Santa Monica Boulevard, Suite 200, Los Angeles, California 90025. Prior to joining Heidrick & Struggles in July 2011, Ms. Vrabeck was with Legendary Pictures, a film production company located at 2900 West Alameda Ave., Floor 15, Burbank, CA 91505, from March 2009 to March 2011 where she served as President, Legendary Digital and was responsible for the creation, management and delivery of digital entertainment, with a focus on video games, across current and next-generation platforms. From May 2007 to November 2008, Ms. Vrabeck was with Electronic Arts, Inc. (“EA”), a developer, marketer, publisher and distributor of video games, where she served as President, EA Casual Entertainment.

Lawrence S. Zilavy is a Director and a member of the Audit Committee and the Nominating and Corporate Governance Committee of Parent. He has served as a Director of Parent since October 2005. Since October 2009, Mr. Zilavy has been employed by a private family investment office. Mr. Zilavy was a Senior Vice President of Barnes & Noble College Booksellers, Inc., a college book retailer, from May 2006 to September 2009. He was Executive Vice President, Corporate Finance and Strategic Planning for Barnes & Noble, Inc. (“Barnes & Noble”), a bookseller and retailer of content, digital media and education products, from May 2003 until November 2004 and was Chief Financial Officer of Barnes & Noble from June 2002 through April 2003.

Purchaser

The following table sets forth the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Purchaser as of the Offer date. The current business address of each person is c/o GameStop Corp., 625 Westport Parkway, Grapevine, Texas 76051 and the business telephone number is (817) 424-2000.

Name	Position with Purchaser	Age	Citizenship
J. Paul Raines	Chief Executive Officer	51	United States
Tony D. Bartel	President	51	United States
Robert A. Lloyd	Chief Financial Officer and Director	53	United States
Michael P. Hogan	Executive Vice President, Strategic Business and Brand Development	56	United States
Michael Nichols	Senior Vice President, Treasurer, and Director	48	United States

Michael Nichols has served as the Senior Vice President-International Finance and Treasurer of Parent since 2011. Prior to becoming Senior Vice President-International Finance Treasurer of Parent, Mr. Nichols served as the Vice President and Treasurer from 2005 to 2011.

Information with respect Messrs. Raines, Bartel, Lloyd and Hogan is set forth in “Parent” above.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	By courier or overnight delivery:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact the Dealer Manager or brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

Banks, Brokers and Shareholders

Call Toll-Free (888) 877-5360

Or Contact via E-mail at:

GameStopOffer@georgeson.com

The Dealer Manager for the Offer is:

BofA Merrill Lynch

Bank of America Tower

One Bryant Park

New York, NY 10036

(888) 803-9655 (Toll-Free)